UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Electra Battery Materials Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

28474P201
(CUSIP Number)

August 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	28474P201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NewGen Asset Management Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,861,199

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,861,199[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,861,199

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

1This figure includes 2,832,913 warrants beneficially owned by the Reporting Persons as defined in Item 2(a) of this Schedule 13G each exercisable for one share of Common Shares, no par value per share.

CUSIP No	28474P201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NewGen Holdco Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,861,199

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,861,199[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,861,199

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

2This figure includes 2,832,913 warrants beneficially owned by the Reporting Persons as defined in Item 2(a) of this Schedule 13G, each exercisable for one share of Common Shares, no par value per share.

CUSIP No	28474P201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NewGen Equity Long/Short Fund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,861,199

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,861,199[3]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,861,199

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

3This figure includes 2,832,913 warrants beneficially owned by the Reporting Persons as defined in Item 2(a) of this Schedule 13G, each exercisable for one share of Common Shares, no par value per share.

CUSIP No	28474P201

Item 1.	(a).	Name of Issuer:

Electra Battery Materials Corporation

(b).	Address of Issuer’s Principal Executive Offices:

133 Richmond Street West, Suite 602 Toronto, Ontario M5H 2L3 Canada

Item 2.	(a).	Name of Person Filing:

NewGen Asset Management Limited

NewGen Holdco Limited

NewGen Equity Long/Short Fund

This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) NewGen Asset Management Limited, a Canadian corporation; (2) NewGen Holdco Limited, a Canadian company; and (3) NewGen Equity Long/Short Fund, a Cayman Islands exempted company incorporated with limited liability (all of the foregoing, collectively, the “Reporting Persons”). NewGen Equity Long/Short Fund is an investment vehicle. NewGen Asset Management Limited is the investment manager of NewGen Equity Long/Short Fund. NewGen Equity Long/Short Fund directly beneficially owns the Common Shares, no par value reported in this Statement. NewGen Holdco Limited is the owner of NewGen Asset Management Limited. NewGen Asset Management Limited and NewGen Holdco Limited may be deemed to beneficially own the Common Shares, no par value directly beneficially owned by NewGen Equity Long/Short Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b).	Address of Principal Business Office, or if None, Residence:

NewGen Asset Management Limited NewGen Holdco Limited NewGen Equity Long/Short Fund Commerce Court North, Suite 2900 King Street West, Box 405 Toronto, A6 M5L1G3 Canada

(c).

Citizenship:

NewGen Asset Management Limited – Canadian corporation

NewGen Holdco Limited - Canadian company

NewGen Equity Long/Short Fund – Cayman Islands exempted company incorporated with limited liability

(d).	Title of Class of Securities:

Common Shares, no par value

(e).	CUSIP Number:

28474P201

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

5,861,199 shares deemed beneficially owned by NewGen Asset Management Limited

5,861,199 shares deemed beneficially owned by NewGen Holdco Limited

5,861,199 shares deemed beneficially owned by NewGen Equity Long/Short Fund

(b)	Percent of class:

9.9% deemed beneficially owned by NewGen Asset Management Limited 9.9% deemed beneficially owned by NewGen Holdco Limited 9.9% deemed beneficially owned by NewGen Equity Long/Short Fund

(c)	Number of shares as to which NewGen Asset Management Limited has:

	(i)	Sole power to vote or to direct the vote	0

	(ii)	Shared power to vote or to direct the vote	5,861,199

	(iii)	Sole power to dispose or to direct the disposition of	0

	(iv)	Shared power to dispose or to direct the disposition of	5,861,199

Number of shares as to which NewGen Holdco Limited has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	5,861,199

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	5,861,199

Number of shares as to which NewGen Equity Long/Short Fund has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	5,861,199

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	5,861,199

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by advisory clients of NewGen Asset Management Limited and/or its related persons’ proprietary accounts. None of such persons individually owns more than 5% of the Issuer’s outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2023
(Date)

NewGen Asset Management Limited	/s/ David Dattels Signature David Dattels President of NewGen Asset Management Limited

NewGen Holdco Limited	/s/ David Dattels Signature David Dattels Authorized Signatory for NewGen Holdco Limited

NewGen Equity Long/Short Fund	/s/ David Dattels Signature David Dattels President of NewGen Asset Management Limited on behalf of NewGen Equity Long/Short Fund

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated December 19, 2023 relating to the Common Shares, no par value of Electra Battery Materials Corporation shall be filed on behalf of the undersigned.

December 19, 2023
(Date)

NewGen Asset Management Limited	/s/ David Dattels Signature David Dattels President of NewGen Asset Management Limited

NewGen Holdco Limited	/s/ David Dattels Signature David Dattels Authorized Signatory for NewGen Holdco Limited

NewGen Equity Long/Short Fund	/s/ David Dattels Signature David Dattels President of NewGen Asset Management Limited on behalf of NewGen Equity Long/Short Fund